Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended March 31,
	2009	2008
Earnings:
Pre-tax earnings	$126,296	$178,430

Fixed charges	34,305	33,604

Earnings before fixed charges	$160,601	$212,034

Fixed charges:
Interest expense*	15,529	16,046

Amortization of bond issue costs	135	126

Interest credited for deposit products	17,858	16,976

Estimated interest factor of rental expense	783	456

Total fixed charges	$34,305	$33,604

Ratio of earnings to fixed charges	4.7	6.3

Rental expense	$2,373	$1,383

Estimated interest factor of rental expense (33%)	$783	$456

*	There was no interest capitalized in any period indicated.